UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number: 000-51672

FREESEAS INC.

(Name of Registrant)

10, Eleftheriou Venizelou Street (Panepistimiou Ave.), 106 71, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

FreeSeas Inc. (the “Company”) has been notified by The NASDAQ Stock Market LLC ("NASDAQ") that its pending appeal before the NASDAQ Listing Qualifications Hearing Panel had been denied, and that trading in the Company's common stock will be suspended on NASDAQ effective with the open of business on Monday, April 25, 2016.

The Company has been approved for trading on the OTCQB® Venture Market, operated by OTC Markets Group Inc., and expects its common stock to begin trading on OTCQB effective April 25, 2016 under its current trading symbol "FREE."

This transition to the OTCQB market does not affect the Company's business operations. The Company will continue to file periodic and certain other reports with the Securities and Exchange Commission under applicable federal securities laws.

The Company currently meets the requirements of the OTCQB market. The implementation of a reverse stock split is not required for the trading of the Company’s common stock to transition to OTCQB.

On April 22, 2016, the Company issued the press release relating to the transition to the OTCQB. A copy of the press release that discusses this matter is filed as Exhibit 99.01 to, and incorporated by reference in, this report.

The following exhibit is filed herewith:

Exhibit Number	Description

99.01	Press Release, issued by FreeSeas Inc. on April 22, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREESEAS INC.

Date: April 22, 2016	By:	/s/ DIMITRIS PAPADOPOULOS
Dimitris Papadopoulos Chief Financial Officer

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